Form 40-F
period 2012-10-31
Coastal Contacts Inc
filed 2012-12-20
CIK 1322232

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2012

Commission file number: 001-35705

Coastal Contacts Inc.

(Exact Name of Registrant as Specified in its Charter)

Canada	3851	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Suite 320

2985 Virtual Way

Vancouver, British Columbia

V5M 4X7

(604) 669-1555

(Address and Telephone Number of Registrant’s Principal Executive Offices)

C T Corporation System

111 Eight Avenue

New York, New York  10011

(212) 590-9070

 (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NASDAQ Capital Market; Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 28,615,753 (as of October 31, 2012)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  ☐ Yes  ☐ No

EXPLANATORY NOTE

Coastal Contacts Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report and the exhibits attached hereto and incorporated herein may contain “forward-looking statements” as defined in Section 27A of the Securities Act of 1933 (the “Securities Act”), Section 21E of the Exchange Act, the Private Securities Litigation Reform Act of 1995 (the “PSLRA”) or in releases made by the Securities and Exchange Commission (“SEC”), all as may be amended from time to time.  Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Statements that are not historical fact are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should”, “likely”, “potential”, “continue”, “project”, “forecast”, “prospects” and similar expressions typically are used to identify forward-looking statements. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the “safe harbor” provisions of such laws. Examples of such forward-looking statements include statements relating to: the Company’s perception of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which the Company does business; its anticipated ability to procure products and supplies, or the terms under which it procures products and supplies; the Company’s anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; ability to increase its production; plans for capital expenditure plans; relationships with suppliers; anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; and the Company’s perceptions regarding volatility in and impact of foreign currency exchange rates.

Forward-looking statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about the Company’s business and the industry and markets in which it operates. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying the Company’s expectations regarding forward-looking statements or information contained in this annual report include, among others: that the Company will maintain its position in the markets it operates in and will expand into other markets in a favorable manner; that it will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support its business and new product lines, including its eyeglasses business; that the Company will be able to generate and maintain sufficient cash flows to support its operations; that it will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions in which it operates; that the Company will be able to establish and/or maintain necessary relationships with suppliers; and that it will retain key personnel. The foregoing list of assumptions is not exhaustive.

Persons reading this annual report on Form 40-F are cautioned that forward-looking statements and information are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s control, that could cause the Company’s actual future results or performance to be materially different from those that are disclosed in or implied by the forward-looking statements or information. These factors include, but are not limited to:

•                  changes in the market;

•                  potential downturns in economic conditions;

•                  consumer credit risk;

•                  the Company’s ability to implement its business strategies;

•                  competition from traditional and online retailers;

•                  limited suppliers;

•                  limited availability of inventory;

•                  disruption in our distribution facilities;

•                  mergers and acquisitions;

•                  foreign currency exchange rate fluctuations;

•                  regulatory requirements;

•                  demand for contact lenses, eyeglasses and related vision care products;

•                  the risk that the Company will not be successful in defending against litigation;

•                  dependence on the internet; and

•                  the other factors described in the section entitled “Risk Factors” contained in the Company’s annual information form for the year ended October 31, 2012 (the “AIF”) attached as Exhibit 99.1 to this annual report and incorporated herein by reference.

Although the Company believes that its plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, actual results could differ materially from a projection or assumption in any of its forward-looking statements. The Company’s future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. The forward-looking statements contained in this annual report are made only as of the date hereof.  The forward-looking statements contained in the exhibits incorporated by reference into this annual report are made only as of the respective dates set forth in such exhibits.  The Company does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

NOTE TO UNITED STATES READERS -
 DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Company is also subject to Canadian auditing and auditor independence standards.

The Company prepares its financial statements, which are filed with this annual report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including the report of the Independent Registered Chartered Accountants with respect thereto, which are attached as Exhibit 99.3 to this annual report on Form 40-F (the “Audited Financial Statements”) and incorporated by reference herein. For further discussion of the Company’s adoption of IFRS, please see the Audited Financial Statements and the disclosure under the caption “Transition to International Financial Reporting Standards” in the Company’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2011 (the “MD&A”) attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, an evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a — 15(e) and 15d —15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report on Form 40-F, the Company’s disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act was accumulated and communicated to the Company’s management, including the CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Internal Control over Financial Reporting

This annual report does not include a report on management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notice to its directors and executive officers during the fiscal year ended October 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

Identification

The Company has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Audit Committee is comprised of three individuals: Jeff Booth, John Currie and Jeffrey Mason (Chair).  In the opinion of the Company’s Board of Directors (“Board”), each of the members of the Audit Committee is financially literate and independent, as such terms are defined by The NASDAQ Stock Market LLC’s (“NASDAQ”) corporate governance rules applicable to the Company and as determined under Rule 10A-3 of the Exchange Act.

Audit Committee Financial Experts

The Board has determined that each of John Currie and Jeffrey Mason is an audit committee financial expert under the applicable criteria prescribed by NASDAQ and the SEC in the general instructions of Form 40-F.

The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and Board in the absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.

CODE OF ETHICS

The Company’s Board has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all directors, officers and employees of the Company.  The Code addresses the items required to be included in a “code of ethics” as set forth in paragraph 9(b) of General Instruction B of Form 40-F, as well as various other topics.

The Code is available on SEDAR at www.sedar.com and on the Company’s website at www.coastal.com and has been filed as Exhibit 99.7 to this annual report.  The Company will provide a copy of the Code in print without charge to any shareholder that provides the Company with a written request addressed to the Company’s Vice President, Corporate Development.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP acted as the Company’s Independent Registered Chartered Accountants for the fiscal year ended October 31, 2012.  For a description of the total amount billed to the Company by KPMG LLP for services performed in the last two financial years by category of service (audit fees, audit related fees, tax fees and all other fees), see “Audit Committee — Audit Fees”, “Audit Committee — Audit Related Fees”, “Audit Committee — Tax Fees” and Audit Committee — All Other Fees” on pages 33, 34, 34 and 34, respectively, of the AIF, which is attached as Exhibit 99.1 to this annual report and incorporated by reference herein.

For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Audit Committee — Pre-Approval Policies and Procedures” on page 32 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of October 31, 2012 information with respect to the Company’s known contractual obligations:

Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	5,904,000	2,059,000	3,845,000	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—
Total	5,904,000	2,059,000	3,845,000	—	—

CORPORATE GOVERNANCE

As a Canadian corporation listed on NASDAQ, the Company is not required to comply with most of the NASDAQ corporate governance standards, so long as it complies with Canadian corporate governance practices. However, pursuant to NASDAQ rules, the Company must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under NASDAQ’s corporate governance standards.

NASDAQ’S quorum requirement provides that a quorum for a shareholder meeting of a NASDAQ-listed company must be at least 33-1/3% of the outstanding common shares of the company.  The Company instead follows applicable Canadian laws with respect to quorum requirements. The Company’s by-laws provide that the quorum requirement for a shareholder meeting shall be one or more individuals present in person or represented by proxy and holding not less than 10% of the outstanding shares of the Company carrying voting rights at the meeting.

The Board has the following two separately-designated and standing committees:

•                  the Audit Committee; and

•                  the Compensation and Corporate Governance Committee.

Each of these committees are independent of management and report directly to the Board.  The Board, with the assistance of the Compensation and Corporate Governance Committee, has determined that all members of these committees are independent, as that term is defined by the NASDAQ’s corporate governance listing standards applicable to the Company.  The members of each committee of the Board are identified under the heading “Directors and Executive Officers” on page 29 of the AIF attached as Exhibit 99.1 to this annual report on Form 4-F and incorporated by reference herein.

The Company reviews its governance practices and monitors developments in Canada and the United States on an ongoing basis to ensure it is in compliance with applicable rules and standards.  The board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

The charters for each of the Company’s standing committees are available for review on the Company’s website at www.coastal.com and in print without charge to any shareholder that provides the Company with a written request addressed to the Company’s Vice President, Corporate Development.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Audited Financial Statements, and MD&A and the AIF, can be found on SEDAR at www.sedar.com, on the SEC website at www.sec.gov or on the Company’s website at www.coastal.com. Shareholders may also contact the Company’s Vice President, Corporate Development by phone at (604) 676-4498 or by e-mail at investors@coastal.com to request copies of these documents and this annual report on Form 40-F for no charge.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the SEC a written consent to service of process and power of attorney on Form F-X.  Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

COASTAL CONTACTS, INC.

	By:	/s/ Roger Hardy
	Name:	Roger Hardy
Date: December 19, 2012	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended October 31, 2012

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended October 31, 2012

99.3	Audited annual consolidated financial statements for the fiscal year ended October 31, 2012

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of KPMG LLP, Independent Registered Chartered Accountants

99.7	Code of Business Conduct and Ethics