Form 40-F
period 2013-10-31
Coastal Contacts Inc
filed 2014-01-21
CIK 1322232

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐                                  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                               ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2013

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 32,679,189 (as of October 31, 2013)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.       ☒  Yes      ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).          ☐  Yes     ☐  No

EXPLANATORY NOTE

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

Statements that are not historical fact are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should”, “likely”, “potential”, “continue”, “project”, “forecast”, “prospects” and similar expressions or the negative connotation thereof typically are used to identify forward-looking statements. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the “safe harbor” provisions of such laws. Examples of such forward-looking statements include statements relating to: the Company’s perception of the contact lens and eyeglasses industry or market and anticipated trends in that industry or market in any of the countries in which the Company does business; its anticipated ability to procure products and supplies, or the terms under which it procures products and supplies; the Company’s anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements, or ability to increase its production; plans for capital expenditure plans; relationships with suppliers; anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; and the Company’s perceptions regarding volatility in and impact of foreign currency exchange rates.

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

•                  dependence on the internet; and

•                  the other factors described in the section entitled “Risk Factors” contained in the Company’s annual information form for the year ended October 31, 2013 (the “AIF”) attached as Exhibit 99.1 to this annual report and incorporated herein by reference.

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

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, an evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report on Form 40-F, the Company’s disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act was accumulated and communicated to the Company’s management, including the CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s management, including its CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

With the participation of the CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of October 31, 2013, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of October 31, 2013.

Management’s annual report on internal control over financial reporting (the “Report”) is included with the Audited Financial Statements which are attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

Under the Jumpstart Our Business Startups Act (“JOBS Act”) enacted in 2012, an “emerging growth company” is exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an “emerging growth company” under the JOBS Act, and therefore has not included an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting.

REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notice to its directors and executive officers during the fiscal year ended October 31, 2013 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

Identification

The Company has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Audit Committee is comprised of three individuals: Jeff Booth, John E. Currie and Jeffrey Mason (Chair).  In the opinion of the Company’s Board of Directors (“Board”), each of the members of the Audit Committee is financially literate and independent, as such terms are defined by The NASDAQ Stock Market LLC’s (“NASDAQ”) corporate governance rules applicable to the Company and as determined under Rule 10A-3 of the Exchange Act.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP acted as the Company’s Independent Registered Chartered Accountants for the fiscal year ended October 31, 2013.  For a description of the total amount billed to the Company by KPMG LLP for services performed in the last two financial years by category of service (audit fees, audit related fees, tax fees and all other fees), see “Audit Committee — Audit Fees”, “Audit Committee — Audit Related Fees”, “Audit Committee — Tax Fees” and Audit Committee — All Other Fees” on pages 32, 33, 33 and 33, respectively, of the AIF, which is attached as Exhibit 99.1 to this annual report and incorporated by reference herein.   None of the above services were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of October 31, 2013 information with respect to the Company’s known contractual obligations:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-Term Debt Obligations	$0	$0	$0	$0	$0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	7,406,000	3,356,000	3,471,000	557,000	22,000
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities	0	0	0	0	0
Total	$7,406,000	$3,356,000	$3,471,000	$557,000	$22,000

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

The Board has the following two separately-designated and standing committees:

•                  the Audit Committee; and

•                  the Compensation and Corporate Governance Committee.

Each of these committees are independent of management and report directly to the Board.  The Board, with the assistance of the Compensation and Corporate Governance Committee, has determined that all members of these committees are independent, as that term is defined by the NASDAQ’s corporate governance listing standards applicable to the Company.  The members of each committee of the Board are identified under the heading “Directors and Executive Officers” beginning on page 29 of the AIF attached as Exhibit 99.1 to this annual report on Form 4-F and incorporated by reference herein.

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

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Audited Financial Statements, the Company’s management’s discussion and analysis of financial condition and results of operations for the year ended October 31, 2013 (the “MD&A”) attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein, and the AIF, can be found on SEDAR at www.sedar.com, on the SEC website at www.sec.gov or on the Company’s website at www.coastal.com. Shareholders may also contact the Company’s Vice President, Corporate Development by phone at (604) 676-4498 or by e-mail at investors@coastal.com to request copies of these documents and this annual report on Form 40-F for no charge.

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

COASTAL CONTACTS, INC.

	By:	/s/ Roger Hardy
	Name:	Roger Hardy
Date: January 21, 2014	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the year ended October 31, 2013

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended October 31, 2013

99.3	Audited annual consolidated financial statements for the fiscal year ended October 31, 2013

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of KPMG LLP, Independent Registered Chartered Accountants

99.7	Code of Business Conduct and Ethics